April 5, 2021

Melissa Gilmore

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Lightscape Technologies, Inc.

Amendment No. 1 Registration Statement on Form 10-12G

Filed February 12, 2021, Amendment No. 1 Filed March 18, 2021

File No. 000-30299

Ms. Gilmore:

This correspondence is in response to your letter dated March 31, 2021 in reference to our filing of the Amendment No. 1 on Form 10 filed March 18, 2021 on the behalf of Lightscape Technologies, Inc., File No. 000-30299.

Please accept the following responses and note that Registrant filed amended Form 10-12G on April 5, 2021. We also acknowledge the initial comment #1 begins with the general statement of effectiveness by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.

Comment 1

General Background of the Company, page 3

1. We note your response to prior comment 2. Please disclose when Mr. Chiang resigned as president, secretary, treasurer and director of the company. Also, disclose the amount of consideration that Mr. Kiang paid to acquire the Series A preferred stock and disclose when he was appointed president, chief executive officer and chairman of the company.

Answer: Registrant notes the Commission’s comment and has amended its registration statement to disclose the date that Mr. Chiang resigned as president, secretary, treasurer and director of the company, in addition, we have updated the amount of consideration that Mr. Kiang paid to acquire the Series A preferred stock along with the date he was appointed as president, chief executive officer and chairman of the company.

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Comment 2

Authorized Capital Stock, page 17

Please ensure that you have filed as an exhibit your most recent articles of incorporation. In this regard, we note that the articles of incorporation of Legacy Bodysentials Inc. filed as exhibit 3.2 in response to comment 4 refers to 200 million authorized shares of common stock and does not mention authorized shares of preferred stock. However, you disclose on page 17 that your articles of incorporation authorize the issuance of 900 million shares with 800 million shares of common stock and 100 million shares of preferred stock. Please advise or revise accordingly.

Answer: On December 23, 2004, our predecessor company, Global Innovative Systems Inc. amended our authorized capital stock and authorized 800 million shares of common stock and 100 million shares of preferred stock, both with a par value of $0.001 per share. We have amended our Amendment No 2. On Form 10 to state that we have 900 million shares of capital stock of which 800 million shares are common stock and 100 million shares of preferred stock. We have also added the Certificate of Change as exhibit 3.4 to the Amendment No. 2 on Form 10.

Comment 3

General

Please ensure that you have updated the disclosure to the extent practicable. For example, we note the disclosure in Item 4 on page 19 of beneficial ownership as of December 31, 2020, the disclosure in Item 7 on page 22 of transactions through December 31, 2020, and the disclosure in Item 9 on page 23 of the number of stockholders of record as of December 31, 2020.

Answer: We have updated the dates on pages 19 (Item 4), 22 (Item 7), 23 (Item 9) to March 31, 2021.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Andrew Khor Poh Kiang

Andrew Khor Poh Kiang

President, Chief Executive Officer and Chairman

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